UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 14D-9 (Rule 14d-101) (Amendment No. 1) Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934
INTERMUNE, INC. (Name of Subject Company)
INTERMUNE, INC. (Names of Persons Filing Statement)
Common Stock, par value $0.001 per share (Title of Class of Securities)
45884X103 (CUSIP Number of Class of Securities)
Andrew K. W. Powell
Executive Vice President
General Counsel & Secretary
InterMune, Inc.
3280 Bayshore Boulevard
Brisbane, CA 94005
(415) 466-2200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:
Faiza J. Saeed, Esq.
Ting S. Chen, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2014 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by InterMune, Inc., a Delaware corporation (“InterMune”, “we” or “us”).  The Schedule 14D-9 relates to the tender offer by Klee Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on August 29, 2014, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share, of InterMune (the “Shares”) at a purchase price of $74.00 per Share, net to seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase and any amendments or supplements thereto from time to time, constitutes the “Offer”).  The initial expiration date of the Offer is at 12:00 midnight, New York City time, at the end of the day on Friday, September 26, 2014, unless the offer is extended or earlier terminated as permitted by the Merger Agreement and applicable law.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit Number	Description

(a)(5)(vii)	Notice to Holders of 2015 Notes, dated September 5, 2014 (incorporated by reference to Exhibit 99.1 of InterMune, Inc.’s 8-K filed on September 5, 2014).
(a)(5)(viii)	Press Release issued by InterMune, Inc., dated September 5, 2014 (incorporated by reference to Exhibit 99.2 of InterMune, Inc.’s 8-K filed on September 5, 2014).
(a)(5)(ix)	Notice to Holders of 2017 Notes, dated September 5, 2014 (incorporated by reference to Exhibit 99.3 of InterMune, Inc.’s 8-K filed on September 5, 2014).

* Filed herewith

SIGNATURE

After due inquiry and to the best of its knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

INTERMUNE, INC.

	By:	/s/ Andrew K. W. Powell
Name: Andrew K. W. Powell
Title: Executive Vice President, General Counsel and Secretary
Dated: September 5, 2014